UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006
Commission file number
333-12714

LUCITE INTERNATIONAL
GROUP HOLDINGS LIMITED

(Exact Name of Registrant Guarantor as Specified in its Charter)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Three months ended
	Notes	March 31, 2005 £’m	March 31, 2006 £’m
Turnover	3, 4	190	203
Operating costs before amortisation of goodwill and other intangible assets		(172)	(194)
Amortisation of goodwill and other intangible assets	4	(1)	(1)
Total operating costs		(173)	(195)
Operating profit	3, 4	17	8
Net interest payable and similar charges	5	(2)	(10)
Profit/(loss) on ordinary activities before taxation		15	(2)
Taxation on profit/(loss) on ordinary activities		(2)	(1)
Profit/(loss) on ordinary activities after taxation		13	(3)
Equity minority interests		(1)	(2)
Profit/ (loss) for the financial period		12	(5)

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2005 £’m	March 31, 2006 £’m
Fixed assets
Intangible assets		81	80
Negative goodwill		(5)	(5)
Tangible assets		366	363
		442	438
Current assets
Stocks	6	119	113
Debtors		126	135
Cash at bank and in hand		49	57
		294	305
Total assets		736	743
Creditors – amounts falling due within one year		(177)	(186)
Net current assets		117	119
Total assets less current liabilities		559	557
Creditors – amounts falling due after more than one year		(313)	(315)
Provisions for liabilities and charges		(3)	(3)
Net assets excluding pension liability		243	239
Pension liability	8	(94)	(95)
Net assets including pension liability		149	144
Shareholders’ equity
Called up equity share capital		175	175
Profit and loss account		(44)	(50)
Total equity shareholders’ funds		131	125
Equity minority interests		18	19
Capital employed		149	144

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF
TOTAL RECOGNISED GAINS AND LOSSES

	Three Months Ended
	March 31, 2005 £’m	March 31, 2006 £’m
Profit/(loss) for the financial period	12	(5)
Currency translation differences on foreign currency net investments	2	(1)
Total recognised gains & losses relating to the period	14	(6)
Prior year adjustment for pension liability	(63)
Total gains and losses recognised since last annual report	(49)

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

	Three Months Ended
	March 31, 2005 £’m	March 31, 2006 £’m
Operating profit	17	8
Depreciation of tangible fixed assets	9	12
Amortisation of intangible fixed assets	1	1
(Increase)/decrease in stocks	(12)	5
(Increase)/ decrease in debtors	(9)	(8)
Increase/ (decrease) in creditors	2	(18)
Movement on provisions	1	1
Net cash flow from operating activities	9	1
Interest paid	(2)	(3)
Returns on investments and servicing of finance	(2)	(3)
Taxation paid	(1)	(1)
Capital expenditure and financial investment	(9)	(9)
Issue of debt due within one year	—	20
Issue of debt due after more than one year	9	—
Financing	9	20
Increase in cash	6	8

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1                    Business description

Lucite International Group Holdings Limited is a wholly-owned subsidiary of Lucite International Limited. Lucite International Limited does not trade and has no investments other than Lucite International Group Holdings Limited and an interest in Lucite International China Holdings Limited with the remaining interest being held by a subsidiary of Lucite International Group Holdings Limited. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Capital Partners LLP through funds managed by it. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. Lucite International Group Holdings Limited and its subsidiary companies (together referred to as “Lucite International”, “the Company” or “the Group”) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic-based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe, South Africa and Asia and are sold throughout the world.

2                    Basis of preparation

The accounting policies used to prepare these financial statements are consistent with those adopted in the financial statements for the year ended December 31, 2005 as reported in our annual report on Form 20-F filed on April 13, 2006.

The financial statements and notes included within this current report on Form 6-K should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 20-F, where additional footnotes can be found.

In the opinion of management, the accompanying unaudited consolidated financial statements of Lucite International Group Holdings Limited and subsidiaries contain all adjustments, including usual recurring adjustments, necessary to present fairly, in all material respects, the Company’s consolidated financial position as of March 31, 2006, and December 31, 2005, and the consolidated results of operations, net profit and cash flows for the three-month period ended March 31, 2006. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F. The results of operations for the three-month period ended March 31, 2006, are not necessarily indicative of the results to be expected for the full year.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3                    Segmental reporting

	Three Months Ended
	March 31, 2005 £’m	March 31, 2006 £’m
Turnover
Upstream	151	158
Downstream	69	76
Inter-class elimination	(30)	(31)
	190	203
Operating profit
Upstream	18	4
Downstream	(1)	4
	17	8
Depreciation
Upstream	7	9
Downstream	2	3
	9	12
Amortisation
Upstream	1	1
Downstream	—	—
	1	1
External Turnover by product
Upstream	121	127
Polymers and Resins	22	21
Sheet	47	55
	190	203

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4                    Cost of sales, gross profit, distribution and administrative expenses

	Three Months Ended
	March 31, 2005 £’m	March 31, 2006 £’m
Turnover	190	203
Cost of sales	(147)	(170)
Gross profit	43	33
Distribution costs	(11)	(10)
Administrative expenses before amortisation and research and development costs	(12)	(12)
Amortisation of goodwill and other intangible fixed assets	(1)	(1)
Research and development costs	(2)	(2)
Total administrative expenses	(15)	(15)
Total net operating expenses	(26)	(25)
Operating profit	17	8

5                    Net interest payable and similar charges

	Three months ended
	March 31, 2005 £’m	March 31, 2006 £’m
Interest payable on senior credit facilities	2	2
Interest payable on senior notes	5	4
Interest payable on China bank debt	—	1
Net interest payable	7	7
Foreign exchange (gain)/loss on external debt	(5)	3
Net interest payable and similar charges	2	10

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6                    Stocks

	December 31, 2005 £’m	March 31, 2006 £’m
Raw materials and consumables	43	43
Finished goods and goods for resale	76	70
	119	113

7                    Bank and other borrowings

	December 31, 2005 £’m	March 31, 2006 £’m
Senior credit facilities:
Term loan A	12	12
Term loan B	66	67
Term loan C	44	44
Senior notes	172	174
Revolving credit facility	—	20
Finance leases	4	4
Unamortised senior notes premium	1	1
Unamortised issue costs	(4)	(4)
Total debt excluding China bank loans	295	318
China bank loans	38	38
Total debt	333	356

8                    Pension liability

The deficit on the pension scheme shown in the March 31, 2006 balance sheet is the amount calculated as at the previous year end, adjusted for contributions, charges and finance income in the period. No interim valuation of the assets and liabilities of the scheme were carried out, and accordingly there is no actuarial gain or loss shown in the statement of total recognised gains and losses in respect of the period ended March 31, 2006. The actuarial gains and losses for the whole year and the surplus/deficit at the end of the year will be presented in the annual financial statements.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9                    Other information

On March 25, 2003, the Group received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. In August 2005 the Commission addressed a Statement of Objections to both companies formally alleging their participation in infringements of Article 81 relating to the supply of methacrylates. If it is found that Article 81 has been infringed, the Commission may impose fines and there could be civil liability in the event of any related claims for damages. It is not possible to give any reliable indication of the likely level of any fines or the prospect of such other liabilities arising. Moreover, there is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defense and by the Commission’s procedures. Lucite International Limited continues to co-operate fully with the Commission for itself and on behalf of its subsidiary.

Eight lawsuits were commenced in 2006 in several US jurisdictions against certain US and European chemical companies including Lucite International Limited and Lucite International Inc. The plaintiffs allege that they are direct or indirect purchasers of MMA and purport to bring these actions on behalf of themselves and other similarly situated purchasers of MMA in the United States. These lawsuits make allegations of anti-competitive conduct by the defendants similar to those alleged by the European Commission in the proceeding described above, but with respect to MMA sales in the United States. The plaintiffs seek injunctive and monetary relief in unspecified amounts. On February 14, 2006, certain plaintiffs moved before the Judicial Panel on Multidistrict Litigation for transfer and consolidation of all of these related antitrust lawsuits to the Eastern District of Pennsylvania. Plaintiffs and certain defendants filed a brief in support of the motion for consolidation, though we did not file a brief supporting or opposing the motion. We anticipate that the lawsuits will be consolidated. A suit similar to those filed in the US has been filed in Quebec Canada. We believe that all of these lawsuits are entirely without merit and we intend to defend them vigorously.

We are a party to various other proceedings instituted by governmental authorities and others arising under provisions of applicable laws, including environmental laws. We do not believe that the outcome of any of these matters will have a material adverse effect on our financial condition or the results of operations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

10             Summary of significant differences between UK and US accounting principles

These financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net income and shareholders’ equity of the differences between UK GAAP and US GAAP.

Effect on the profit/ (loss) for the financial period of differences between UK GAAP and US GAAP

		Three months ended
		March 31, 2005 £’m	March 31, 2006 £’m
Profit/ (loss) for the financial period under UK GAAP		12	(5)
Adjustments to conform with US GAAP :
Depreciation of tangible fixed assets		2	1
Amortisation of goodwill	(i)	1	1
Amortisation of other intangibles	(i)	(2)	(2)
Capitalisation of interest less amortisation		1	1
Foreign exchange gain on debt		1	—
Fair value of derivative financial instruments	(ii)	—	—
Deferred taxation:
Arising on other US GAAP adjustments		—	—
Net profit/ (loss) under US GAAP		15	(4)

Effect on consolidated shareholders’ funds of differences between UK GAAP and US GAAP:

		December 31, 2005 £’m	March 31, 2006 £’m
Consolidated shareholders’ funds under UK GAAP		131	125
Adjustments to conform with US GAAP :
Business combinations		(16)	(16)
Exchange translation on goodwill and intangible assets		—	—
Pensions		62	62
Capitalisation of interest less amortisation		15	16
Fair value of derivative financial instruments	(ii)	—	—
Deferred taxation		10	10
Consolidated shareholders’ funds under US GAAP		202	197

For an explanation of the significant differences between UK GAAP and US GAAP please refer to our annual report on Form 20-F for the year ended December 31, 2005.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(i) Goodwill and intangible assets

The annual review of impairment required under FAS142 was carried out as at June 30, 2005 and the results indicated that no impairment was deemed to exist.

The following table sets out intangible asset carrying values and accumulated amortisation in total and by each major class of intangible asset:

	Gross carrying value as at March 31, 2006 £’m	Accumulated amortisation as at March 31, 2006 £’m	Weighted average amortisation period Years
Amortised intangible assets
Core and patented technology	59	34	11
Trade names	7	2	20
Customer relationships	20	7	20
Non-compete agreements	23	23	5
Total amortised intangible assets	109	66
Goodwill	45	—
Total goodwill and other intangible assets under US GAAP	154	66

The non-compete agreements are fully amortised as at March 31, 2006.

The following table sets out amortisation expense for the three months ended March 31, 2006, and estimated aggregate amortisation expense for each of the five succeeding years:

£’m
Aggregate amortisation expense:
For the three months ended March 31, 2006	2
Estimated aggregate amortisation expense:
For the year ended December 31, 2006	7
For the year ended December 31, 2007	7
For the year ended December 31, 2008	7
For the year ended December 31, 2009	6
For the year ended December 31, 2010	2

There were no changes to the carrying value of goodwill during the three months ended March 31, 2006.

(ii) Derivative financial instruments

During the three months ended March 31, 2006, we entered into contractual arrangements to hedge a portion of our outstanding Euro-denominated and South African Rand-denominated debtors’ balances against adverse movements in foreign exchange rates. The instruments utilised are in the form of foreign currency forward window contracts. As at March 31, 2006, the Euro-denominated balance covered by these contracts was €6.5 million with a maturity value of £4.5 million and settlement dates ranging from April 19, 2005 to May 31, 2005, and the South African Rand-denominated balance covered by these contracts was ZAR10.1 million with a maturity value of £0.9 million and settlement dates ranging from April 18 to April 20, 2006.

The amount recognised on our balance sheet for derivative financial instruments as at March 31, 2006, under both UK GAAP and US GAAP, was £nil.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

New US Financial Accounting Standards and pronouncements not yet effective

SFAS No. 154 – Accounting Changes and Error Corrections. In May 2005, the FASB issued SFAS No. 154 – Accounting Changes and Error Corrections, which is effective for periods beginning after 15 December 2005. This statement replaces APB Opinion No. 20 – Accounting Changes (APB20) and SFAS No. 3 – Reporting Accounting Changes in Interim Financial Statements. APB20 previously required that most voluntary changes in accounting principle be recognised by including, in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The adoption of SFAS No. 154 is not expected to have a material effect on the results or net assets of the Group.

SFAS No. 155 – Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements Nos. 133 and 140. SFAS No. 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitised financial assets be analysed to determine whether they are free-standing derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS No. 155 is effective for financial years beginning after 15 September 2006. The adoption of SFAS No. 155 is not expected to have a material effect on the results or net assets of the Group.

Recent UK Financial Reporting Standards

In December 2004 the ASB issued accounting standards FRS23, FRS24, FRS25 and FRS26. The application of FRSs 23, 24 and 26, together with the disclosure requirements of FRS25 is determined by reference to an entity’s implementation of FRS26. The Group does not currently fall into the scope of mandatory adoption of FRS26. Based on a current exposure draft, the standard would be effective for the Group from the year ending December 31, 2007.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary statement concerning forward-looking statements

The Company is including the following cautionary statement in this current report on Form 6-K to make applicable and take advantage of the safe harbour provisions of Section 21E of the US Securities Exchange Act of 1934, as amended, for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements. Certain statements contained herein are forward-looking statements and accordingly involve risk and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. There can, however, be no assurance that management’s expectations, beliefs or projections will be accomplished.

Critical accounting policies and use of accounting estimates

The financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United Kingdom but require some degree of judgement regarding the estimates and assumptions used to apply them. The application of these assumptions and judgements affects the reported amounts of profit during the year and the assets and liabilities at the balance sheet date. Actual results may differ from the estimates calculated using these assumptions and judgements. Management believes that critical policies are those policies where the assumptions and judgements would have a significant impact on the consolidated financial statements. These critical accounting policies are discussed in our annual financial statements for the year ended December 31, 2005, as reported in our annual report on Form 20-F and there have been no changes to them in the three months ended March 31, 2006.

General

Unless the context requires otherwise, the information provided in this current report on Form 6-K and the terms “Lucite International”, “we”, “our”, “Company” and the “Group” refer to Lucite International Group Holdings Limited and its subsidiaries as a combined entity. Lucite International Finance plc is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to the Company.

The business is defined into two distinct segments, the upstream business and the downstream business. The principal products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates, or SpMAs. We also produce a limited range of high-value SpMAs, which impart specific high performance properties to their end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals. Our downstream business uses the MMA we manufacture to produce and sell methacrylate-based polymers, resins, sheet and composites in thousands of variations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2006 Compared to the Three Months Ended March 31, 2005

Turnover

	Three months ended March 31, 2005 £’m	Exchange £’m	Volume/Mix £’m	Price £’m	Three months ended March 31, 2006 £’m
Total turnover	190	10	4	(1)	203
Percentage increase/(decrease)		5%	2%	—%	7%
Upstream turnover (i)	151	8	—	(1)	158
Percentage increase/(decrease)		5%	—%	(1%)	4%
Downstream turnover	69	3	3	1	76
Percentage increase/(decrease)		4%	4%	2%	10%

(i)             Upstream turnover includes inter-company sales

Turnover for the three months ended March 31, 2006, increased by £13 million compared to the same period last year based on the price and volume/mix effects analysed above.

Turnover for the three months ended March 31, 2006, was impacted by the translation effect of the stronger dollar during the period compared to the same period last year. The average rate for the three months ended March 31, 2006 was $1.75 to £1.00 compared to the average rate for the three months ended March 31, 2005, of $1.89 to £1.00. Approximately 45% of our production is generated from US operations with another approximately 25% generated within Asia, where exchange rates are strongly linked to the dollar.

Sales volume variance, when combined with mix effects, was 2% favourable for the three months ended March 31, 2006, compared to the same period last year. Upstream volume variance when combined with mix effects, was nil for the three months ended March 31, 2006, compared to the three months ended March 31, 2005. This includes the positive effect of our China MMA facility coming on-stream during 2005. Downstream volume variance, when combined with mix effects, was 4% favourable for the three months ended March 31, 2006, compared to the three months ended March 31, 2005.

Raw material prices, especially natural gas and related raw materials, continued to increase during the three months ended March 31, 2006. Higher raw material prices are normally reflected in selling prices subject to lags of between three and six months. A considerable proportion of the increase in the period to March 31, 2006, related to specific events causing a spike in UK natural gas and derivative prices. Due to the short run and territorially specific nature of these phenomena these costs were not recovered in selling prices.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2006 Compared to the Three Months Ended March 31, 2005 (continued)

Cost of Sales

	Three months ended March 31, 2005 £’m	Exchange £’m	Volume/Mix £’m	Raw material prices net of fixed cost movements £’m	Three months ended March 31, 2006 £’m
Total cost of sales	147	8	3	12	170
Percentage increase/(decrease)		6%	2%	8%	16%
Upstream cost of sales	118	7	1	15	141
Percentage increase/(decrease)		6%	1%	12%	19%
Downstream cost of sales	59	2	—	(1)	60
Percentage increase/(decrease)		4%	—%	(2%)	2%

Cost of sales for the three months ended March 31, 2006, increased by £23 million compared to the same period last year based on the exchange, volume/mix and raw material price effects analysed above.

Cost of sales for the three months ended March 31, 2006, was impacted by the translation effect of the stronger dollar during the period compared to the same period last year. The average rate for the three months ended March 31, 2006, was $1.75 to £1.00 compared to the average rate for the three months ended March 31, 2005, of $1.89 to £1.00. Approximately 45% of our production is generated from US operations with another approximately 25% generated in Asia, where exchange rates are strongly linked to the dollar.

Volume/mix effects had an adverse impact of 2% on cost of sales during the three months ended March 31, 2006, compared to the three months ended March 31, 2005.

Raw material costs continued to increase during the three months ended March 31, 2006, leading to a raw material price variance of 8%, net of fixed cost movements within cost of sales. Upstream raw material costs were 12% unfavourable for the three months ended March 31, 2006, compared to the same period last year. The impact of increased UK gas prices and the continued effect of Hurricanes Katrina and Rita in the US on raw material price levels during the three months ended March 31, 2006 resulted in additional costs of approximately £5.0 million to £8.0 million compared to the three months ended March 31, 2005. Fixed production costs increased by about £2.0 million as a result of the new China facility, and depreciation charges in the US increased by about £2.0 million during the three months ended March 31, 2006 compared to the same period last year. Upstream products (monomers) represent a significant proportion of the raw material cost for our downstream business.

Net Operating Expenses

	Three months ended March 31, 2005 £’m	Exchange £’m	Cost savings/other £’m	Three months ended March 31, 2006 £’m
Total net operating expenses	26	—	(1)	25
Percentage increase/(decrease)		—%	(4%)	(4%)
Upstream operating expenses	15	—	(2)	13
Percentage increase/(decrease)		—%	(13%)	(13%)
Downstream operating expenses	11	—	1	12
Percentage increase/(decrease)		—%	9%	9%

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2006 Compared to the Three Months Ended March 31, 2005 (continued)

Net operating expenses were £25 million for the three months ended March 31, 2006, compared to £26 million for the three months ended March 31, 2005. Net operating costs for the three months ended March 31, 2006, included approximately £0.1 million of costs related to the potential sale of the business. Additional costs of approximately £2.0 million related to that potential sale are expected to be reflected in the second quarter of this year.

Net Interest Payable and Similar Charges

£’m
Net interest and similar charges for the three months ended March 31, 2005	2
Exchange movement on external debt	8
Net interest and similar charges for the three months ended March 31, 2006	10

The exchange movement relating to external debt not hedged by foreign currency assets was a loss of £3 million for the three months ended March 31, 2006, compared to a gain of £5 million for the three months ended March 31, 2005.

Taxation on Profit on Ordinary Activities

The tax charge was £1 million for the three months ended March 31, 2006, compared to £2 million for the three months ended March 31, 2005.

Equity Minority Interests

Equity minority interests were £2 million for the three months ended March 31, 2006, compared to £1 million for the three months ended March 31, 2005.

Liquidity and Capital Resources

The cash generated from operating activities was an inflow of £1 million for the three months ended March 31, 2006, compared to an inflow of £9 million for the three months ended March 31, 2005. This £8 million variance in operating cash arose partly from a decrease of £9 million in operating profit combined with a £3 million increase in depreciation charge of tangible assets during the three months ended March 31, 2006, compared to the three months ended March 31, 2005. Working capital balances resulted in an outflow of £21 million for the three months ended March 31, 2006, compared to an outflow of £19 million for the same period last year. The movement in working capital was mainly due to reduced creditors’ balances combined with lower stock balances during the three months ended March 31, 2006, compared to the same period last year. Management believes that the working capital position as at March 31, 2006, is adequate to fund operations.

Interest payments of £3 million were made during the three months ended March 31, 2006, (£2 million during the three months ended March 31, 2005) in line with our loan agreements. These interest payments consisted of £2 million of senior debt interest, including the revolving debt facility (£2 million for the three months ended March 31, 2005) and £1 million of interest on China bank debt (£nil for the three months ended March 31, 2005).

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2006 Compared to the Three Months Ended March 31, 2005 (continued)

Capital Expenditures

During the three months ended March 31, 2006 we incurred capital expenditures of £9 million as follows:

£’m
Safety, health and environmental	3
Maintaining asset capacity	2
Growth projects	4
Total capital expenditure	9

Financing

The effects of the cash movement on the debt financing of the Company are analysed for the three months ended March 31, 2006 in the following table:

	December 31, 2005 £’m	Cash £’m	Exchange £’m	Other £’m	March 31, 2006 £’m
Term loan A	12	—	—	—	12
Term loan B	66	—	1	—	67
Term loan C	44	—	—	—	44
Total senior debt	122	—	1	—	123
Senior notes	172	—	2	—	174
Revolving credit facility	—	20	—	—	20
Finance leases and other short term borrowings	4	—	—	—	4
Unamortised senior notes premium	1	—	—	—	1
Unamortised issue costs	(4)	—	—	—	(4)
Total debt excluding China bank loans	295	20	3	—	318
China bank loans	38	—	—	—	38
Total debt	333	20	3	—	356

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Lucite International Group Holdings Limited
Registrant Guarantor

//SIGNED// ANNIE VEERMAN

By:        Annie Veerman
Director

Dated May 30, 2006